Exhibit 99.(a)(1)(F)
SUPPLEMENT TO
OFFERING CIRCULAR
DATED FEBRUARY 23, 2004


                             TRANS-LUX CORPORATION
                             Offer to Exchange its
           8 1/4% Limited Convertible Senior Subordinated Notes due 2012
                 for up to $30,177,000 Principal Amount of its
                  7 1/2% Convertible Subordinated Notes due 2006


    The information set forth in this Supplement contains both updated information as well as information set forth in documents filed with the Securities and Exchange Commission and not contained in the Offering Circular, all of which should be carefully considered by holders of Old Notes.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NEW NOTES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT TO THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXTENSION OF EXCHANGE OFFER; SUMMARY TERM SHEET

    The Exchange Offer by Trans-Lux Corporation ("Trans-Lux") for its 7 1/2% Convertible Subordinated Notes due 2006 ("Old Notes"), which commenced March 2, 2004, and the right to withdraw have been extended to 5:00 P.M. New York City time on April 14, 2004. Trans-Lux' offer to exchange has been amended to eliminate the partial tender for up to $15,000,000 principal amount of Old Notes and provide for issuance of up to $30,177,000 in New Notes in exchange for all Old Notes to the extent such Old Notes are tendered and not withdrawn prior to expiration of the Exchange Offer. To date an aggregate of $16,022,000 in Old Notes have been tendered and not withdrawn. The prices of Old Notes and Common Stock on February 20, 2004 on the front cover, page 2 and page 23 reflect the prices on the trading day before the announcement, not the commencement, of the Exchange Offer.

    The following question is added to the Summary Term Sheet on bottom of page
3.

How Much Senior Indebtedness are the New Notes Subordinate to?

    At September 30, 2003 we had approximately $17.4 million of outstanding Senior Indebtedness and our subsidiaries had indebtedness and other liabilities of approximately $21.2 million. See the section of the Offering Circular entitled "Risk Factors-Subordination" and "Description of New Notes."


                                SPECIAL FACTORS

    Pursuant to Rule 13e-3(e)(i) under the Securities Exchange Act of 1934, the following items (a), (b) and (c) are deemed "Special Factors" to be considered by Holders of Old Notes and inserted at the top of page 7 of the Offering Circular.

(a) Purpose of the Exchange Offer

    The Board of Directors believes implementation of the Exchange Offer at this time when the trading price of the Common Stock is substantially below the $14.013 conversion price of the Old Notes would enable Trans-Lux to provide longer term financing. It would also eliminate future potential dilution after March 1, 2007 when the new Notes are no longer convertible. Trans-Lux alternatively considered a public offering of securities to redeem the Old Notes, but determined the timing for such offer was not feasible at this time based on discussions with investment bankers, including the cost and relatively small size of the potential offering compared to other public offerings.

(b) Fairness of the Exchange Offer

    A majority of the Board of Directors constitutes non-employee directors. No director dissented or abstained in the vote which was unanimous. The Board of Directors believes the transaction is fair to non-affiliated Holders of Old Notes because Holders are being offered a higher rate of interest, extended maturity of their debt securities, a lower conversion price of $9.00 per share and New Notes which are senior to the Old Notes in the event of bankruptcy, liquidation or reorganization in exchange for acceptance of removal of the conversion feature after March 1, 2007. In addition, all Holders are receiving the same consideration as required by applicable rules as compared to a merger in which an affiliated security holder may have new employment relationships and might indirectly receive other consideration. The Board of Directors used their best judgment to select the interest rate based on prevailing interest rates, selected the extended maturity in light of maturities of note issues and believes approximately 6 years extension to be an appropriate time frame and likewise selected a lower conversion price based on the current trading of the Common Stock. The Board of directors also considered the negative factors disclosed as "Risk Factors" in the Offering Circular and believes the same factors apply equally to Holders who tender and Holders who do not tender except that Holders of New Notes will be senior to Holders of Old Notes in the event of liquidation. Holders who do not tender have securities which mature 6 years earlier and their risk is reduced to the extend the Exchange Offer is successful since the New Notes mature in 2012 and those amounts will not have to be repaid in 2006. On the other hand, Holders who take the increased risk of a longer maturity are receiving a higher interest rate, lower conversion price and senior position in bankruptcy, liquidation or reorganization over Old Notes. We believe the Exchange Offer is fair in light of the foregoing factors because Old Noteholders have the right to reject the Exchange Offer and are not forced to accept the New Notes. We did not consider net book value, going concern value or liquidation value or purchase price of previous Old Notes by us or affiliates in determining the fairness thereof as we believe our financial condition is strong and we did not deem net book value, going concern value or liquidation value material to a debt holder who does not share in the assets on liquidation after all creditors including Noteholders are paid nor did we receive any firm offers by unaffiliated persons for a merger of Trans-Lux with another person or sale of all substantially all our assets to another person or for sale of control of Trans-Lux during the past 18 months. We also did not deem the trading price of Old Notes as relevant or material because the Old Notes only sporadically traded over the years and, until recently, traded 15% to 20% below face value, and the $110,000 in Old Notes held by affiliates is de minimus and was purchased several year ago.

    No approval of a majority or unaffiliated security holders is required for the Exchange Offer. No unaffiliated representative has been retained to negotiate the terms of the Exchange Offer and/or prepare a report concerning the fairness of the transaction since Holders can refuse to tender if they do not like the terms and are not being forced to tender. We also did not deem it in the best interest of the Company or its stockholders or creditors in the absence of appraisal rights, which could otherwise trigger potential litigation, to expend the sums required for advice of a third party.

(c) Reports, Opinions or Appraisals

    We did not receive any reports, opinions or appraisals from outside persons in considering the terms of the Exchange Offer.

               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    No cash payment to Holders is required to complete the Exchange Offer.

    The following expenses aggregating $85,000 are estimated to be incurred in connection with the Exchange Offer:

          SEC filing fee                 $ 1,900
          Printing                         5,000
          Legal                           55,000
          Accounting                       7,000
          Exchange Agent / Trustee        12,100
          Miscellaneous                    4,000

INTEREST IN SECURITIES OF TRANS-LUX CORPORATION

    (a) The following table sets forth information as of January 31, 2004 with respect to the beneficial ownership of Trans-Lux Class B Stock and Common Stock or shares acquirable within 60 days of such date by each person who is a director and executive officer of Trans-Lux; and all persons as a group who are executive officers and directors of Trans-Lux, and as to the percentage of outstanding shares held by them on that date.


                                                                         Amount
                                                                         Beneficially        Percent      Percent of
Name, Status and Mailing Address                  Title of Class               Owned         of Class     All Classes


Richard Brandt..................................  Class B Stock          125,208 (1)         43.55%         9.93%
Director, Consultant and beneficial owner of      Common Stock            19,636 (1)          1.98%         1.53%
more than 5% of Trans-Lux's Class B Stock
110 Richards Avenue Norwalk, CT 06856-5090

Matthew Brandt..................................  Class B Stock           41,700             14.50%         3.31%
Director, Executive Vice President and            Common Stock            11,980 (2)          1.22%           *
beneficial owner of more than 5% of Trans-
Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Thomas Brandt...................................  Class B Stock           41,700             14.50%         3.31%
Director, Executive Vice President,               Common Stock            11,354 (3)          1.15%           *
Co-Chief Executive Officer and beneficial
owner of more than 5% of Trans-Lux's Class B
Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Steven Baruch...................................  Common Stock             1,600 (4)            *             *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

Howard M. Brenner...............................  Common Stock             2,000 (4)            *             *
Director
465 Park Avenue
New York, NY  10022

Jean Firstenberg................................  Common Stock             1,920 (5)            *             *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

Robert B. Greenes...............................  Common Stock             5,000 (6)            *             *
Director
110 Richards Avenue
Norwalk, CT  06856-5090

Gene Jankowski..................................  Common Stock             3,500 (4)            *             *
Director and Chairman of the Board
(Non-executive Officer)
110 Richards Avenue
Norwalk, CT  06856-5090

Victor Liss.....................................  Class B Stock            9,728              3.38%           *
Vice Chairman of the Board and Consultant         Common Stock            11,620 (7)          1.19%           *
110 Richards Avenue
Norwalk, CT  06856-5090

Howard S. Modlin................................  Class B Stock            8,751 (8)          3.04%           *
Director                                          Common Stock             2,500 (8)            *             *
445 Park Avenue
New York, NY  10022-2606

                                       3

                                                                         Amount
                                                                         Beneficially        Percent      Percent of
Name, Status and Mailing Address                  Title of Class               Owned         of Class     All Classes



Michael R. Mulcahy..............................  Common Stock            24,303 (9)          2.44%         1.90%
Director, President and Co-Chief
Executive Officer
110 Richards Avenue
Norwalk, CT  06856-5090

Al L. Miller....................................  Common Stock               750 (10)           *             *
Executive Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

Angela D. Toppi.................................  Common Stock             3,000 (11)           *             *
Executive Vice President
Treasurer, Secretary and Chief Financial
Officer
110 Richards Avenue
Norwalk, CT  06856-5090

Karl P. Hirschauer..............................  Common Stock             2,629 (11)           *             *
Senior Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

Thomas F. Mahoney...............................  Common Stock             3,500 (12)           *             *
Senior Vice President
110 Richards Avenue
Norwalk, CT  06856-5090

All directors and executive officers............  Class B Stock          227,087 (13)        78.99%        18.01%
as a group (15 persons)                           Common Stock           105,292 (13)         9.98%         7.85%

(1) The amount includes 4,232 shares of Class B Stock owned by Mrs. Brandt, 12,500 shares of Common Stock acquirable upon exercise of stock options, and 7,136 shares of Common Stock acquirable upon conversion of $100,000 principal amount of the Old Notes.

(2) The amount includes 11,500 shares of Common Stock acquirable upon exercise of stock options. Mr. M. Brandt is Mr. R. Brandt's son.

(3) The amount includes 10,000 shares of Common Stock acquirable upon exercise of stock options. Mr. T. Brandt is Mr. R. Brandt's son.

(4) The amount includes 1,000 shares of Common Stock acquirable upon exercise of stock options.

(5) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options.

(6) The amount includes 2,500 shares of Common Stock acquirable upon exercise of stock options.

(7) The amount includes 1,500 shares of Common Stock acquirable upon exercise of stock options, and 714 shares of Common Stock acquirable upon conversion of $10,000 principal amount of the Old Notes.

(8) The amount includes 5,939 shares of Class B Stock owned by Mr. Modlin's immediate family or held in trust for Mr. Modlin's immediate family, and 2,500 shares of Common Stock acquirable upon exercise of stock options.

(9) The amount includes 21,000 shares of Common Stock acquirable upon exercise of stock options.

(10) The amount includes 139 shares of Common Stock acquirable upon exercise of stock options.

(11) The amount includes 2,000 shares of Common Stock acquirable upon exercise of stock options.

                                       4


(12) The amount includes 3,400 shares of Common Stock acquirable upon exercise of stock options.

(13) The amount includes 10,171 shares of Class B Stock set forth in footnotes 1 and 8 above, 7,850 shares of Common Stock acquirable upon conversion of the Old Notes set forth in footnotes 1 and 7 above, and 74,039 shares of Common Stock which members of the group have the right to acquire by exercise of stock options (including director stock options).

* Less than 1%

Neither Trans-Lux nor any officers or directors of Trans-Lux had transaction in the Old Notes during the 60 days preceding either February 23, 2004, the date of the Offering Circular or March 2, 2004, the commencement of the Exchange Offer.

            PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Trans-Lux will pay all the expenses of making the Exchange Offer, including the fees of the Exchange Agent. Trans-Lux will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding copies of the Offering Circular and related documents for the beneficial owners of Old Notes held in their names or in forwarding tenders for their customers. Trans-Lux has not retained any dealer-manager or similar agent in connection with the Exchange Offer and will not make any payments to brokers, dealers or others for soliciting tenders for the Exchange Offer.


                DIRECTORS AND EXECUTIVE OFFICERS OF THE OFFEROR

Trans-Lux is the filing person and subject company of the Exchange Offer. The following persons are the directors and/or executive officers of Trans-Lux and set forth below is their name, title, age and principal occupation for the past five years:


         Name              Office                                                      Age
         ----              ------                                                      ---
Michael R. Mulcahy         President, Co-Chief Executive Officer and Director          55
Thomas Brandt              Executive Vice President, Co-Chief Executive Officer        40
                           and Director
Matthew Brandt             Executive Vice President and a Director                     40
Al L. Miller               Executive Vice President                                    57
Angela D. Toppi            Executive Vice President, Treasurer, Secretary and          48
                           Chief Financial Officer
Karl P. Hirschauer         Senior Vice President                                       58
Thomas F. Mahoney          Senior Vice President                                       56
Steven Baruch              Director                                                    65
Richard Brandt             Director                                                    76
Howard M. Brenner          Director                                                    70
Jean Firstenberg           Director                                                    67
Robert B. Greenes          Director                                                    82
Gene Jankowski             Chairman of the Board (Non-executive Officer) and           69
                           Director
Victor Liss                Director                                                    66
Howard S. Modlin           Director                                                    72

    Messrs. Mulcahy, T. Brandt, and M. Brandt, Miller, Hirschauer, Mahoney and Ms. Toppi have been associated in an executive capacity with Trans-Lux for more than five years.

    Mr. Steven Baruch is Executive Vice President of Presidential Realty Corporation and a producer of plays and musicals.

    Mr. Howard M. Brenner is a Senior Advisor of MLGA Holding, Inc., and a Director of Interep National Radio Sales, Inc. He was formerly Chairman and Chief Executive Officer of HCFP Brenner Securities LLC, formerly President of Brenner Securities, formerly Senior Vice President of Loewenbaum & Company Incorporated, formerly Vice Chairman of Southcoast Capital Corporation which changed its name to Loewenbaum & Company Incorporated, formerly President of Drexel Burnham Lambert Incorporated; and formerly member of Board of Governors of the American Stock Exchange and District 10 Committee (NY) National Association of Securities Dealers Inc.

    Mr. Robert B. Greenes is Chairman of the Executive Committee of Trans-Lux, Chairman of National Oilheat Research Alliance, President of Petroconsult, Inc., and President of East Coast Energy Council. He was formerly President and Chief Executive Officer of Public Fuel Service Inc. and all of its subsidiaries.

    Mr. Howard S. Modlin is an Attorney and President of the firm Weisman Celler Spett & Modlin, P.C. He is a Director of Fedders Corporation and a Director and Secretary and, since November 2001, Chairman and Chief Executive Officer of General DataComm Industries, Inc.

    Mr. Richard Brandt is a Consultant to Trans-Lux and was formerly its Chairman of the Board. He is a Director of Presidential Realty Corporation, Chairman Emeritus and Trustee of the American Film Institute and a Trustee and Treasurer of The College of Santa Fe.

    Ms. Jean Firstenberg is Director and Chief Executive Officer of the American Film Institute. She was formerly a Trustee of Boston University.

    Mr. Gene Jankowski is Chairman of the Board of Trans-Lux, Chairman of Jankowski Communications System, Inc. and Advisor Managing Director of Veronis Suhler & Associates Inc. He is also a Director of TV Azteca, Co-Chairman of St. Vincent's College, and Trustee of St. Vincent's Medical Center. He was formerly President and Chairman of the CBS Broadcast Group, and is Chairman Emeritus of the American Film Institute.

    Mr. Victor Liss is Vice Chairman of the Board and a Consultant to Trans-Lux; a Director of Anthem, Inc. and Trustee of Norwalk Hospital. He was formerly President and Chief Executive Officer of Trans-Lux.

    The business address and telephone number for all of the above directors and executive officers is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.

    Pursuant to General Instruction C to Schedule TO, the following are the controlling persons of Trans-Lux.

    Mr. Richard Brandt, by virtue of his holdings of Class B Stock, which has 10 votes per share, may be deemed to be a controlling person of Trans-Lux. His address and telephone number is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090 and (203) 853-4321.


OTHER AGREEMENTS BETWEEN TRANS-LUX CORPORATION AND ITS SECURITYHOLDERS

    Trans-Lux has in effect a stock option plan, which was approved by its stockholders, pursuant to which incentive and non-qualified stock options may be granted to employees and a Non-employee Director Stock Option Plan under which non-qualified stock options may be granted to non-employee directors. Approximately 20 employees currently hold options to purchase 55,539 shares of Trans-Lux Common Stock at prices ranging from $5.40 per share to $15.1875 per share and expiration dates ranging from May 18, 2004 to June 26, 2012. The option plan provides that options must be granted at an exercise price equal to the average high and low price of the Common Stock on the American Stock Exchange on the date of grant and may not be exercised prior to one year from the date of grant. Trans-Lux and Continental Stock Transfer and Trust Company are parties to Indentures governing the Old Notes and Trans-Lux' 9 1/2% Subordinated Debentures due 2012.

CONDITIONS OF THE EXCHANGE OFFER (P. 19)

This section has been shortened to read in its entirety as follows:

"Conditions of the Exchange Offer

     The Company will not be required to issue New Notes in respect of any properly tendered Old Notes not accepted and may amend or terminate the Exchange Offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service, the substance of which is carried over the Dow Jones Broad Tape) if any material change occurs which is reasonably likely to adversely affect the Exchange Offer or the value or market price of the Old Notes including, but not limited to the following:

    (a) the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the Securities Exchange Commission; or

    (b) there shall occur any development in any pending action or proceeding, which, in the reasonable judgment of the Company, would or is likely to (i) have an adverse effect on the business of the Company, or (ii) prohibit, restrict or delay consummation of the Exchange Offer.

    (c) there shall occur any general suspension of, or limitation on prices for, trading in securities on the AMEX;

    (d) there shall occur any change, or development involving a prospective change, which has had or is likely to have a material adverse effect on the business of the Company or the Exchange Offer.

     The foregoing conditions are for the sole benefit of the Company and must be satisfied or waived by the Company, in whole or in part, in its sole discretion, other than those dependent upon receipt of government regulating approval, prior to expiration of the Exchange Offer. Any determination made by the Company concerning an event described or referred to above will be final and binding on all parties to the Exchange Offer.

    The Company expressly reserves the right to terminate or amend the Exchange Offer and not accept for exchange any Old Note upon the occurrence of any of the foregoing conditions."



OTHER INFORMATION; 2003 YEAR END RESULTS

    All holders of Old Notes are being treated equally. There are no appraisal rights applicable to a debt for debt exchange. No provisions have been made to grant unaffiliated security holders access to Trans-Lux files. We are not incorporating by reference any documents filed with the Securities Exchange Commission after March 2, 2004. Requests for information publicly available may be made to Ms. Angela D. Toppi, Secretary. As stated on page 6 of the Offering Circular, New Notes will be delivered promptly following expiration of the Exchange Offer.

    On March 24, 2004, Trans-Lux issued its financial results for the fourth quarter of Fiscal 2003 and 2003 year end results as follows:



                                                   THREE MONTHS ENDED              TWELVE MONTHS ENDED
                                                    DECEMBER 31                         DECEMBER 31
                                                   ----------------------          -----------------------
(In thousands, except per share data)              2003 (1)         2002          2003 (1)           2002
                                                   ----------------------          -----------------------
Revenues                                           $13,363       $16,727          $57,574         $74,891
                                                   ----------------------          -----------------------
Net income                                            $116          $137           $1,054            $428

Calculation of EBITDA - add:
  Interest expense, net                                918         1,079            3,809           4,401
  Provision for income taxes                          (130)          (26)             846             212
  Depreciation and amortization                      2,450         2,653            9,983          10,247
                                                   ----------------------          -----------------------
EBITDA (2)                                          $3,354        $3,843          $15,692         $15,288

Earnings per share:
  Basic                                              $0.10         $0.11            $0.84           $0.34
  Diluted                                            $0.10         $0.11            $0.70           $0.34

Average common shares outstanding:
  Basic                                              1,261         1,261            1,261           1,261
  Diluted (3)                                        1,261         1,261            3,421           1,261


(1) During the first quarter of 2003, the Company sold its Custom Sports business and is therefore posting lower revenues since there were no further sales from Custom Sports after the first quarter of 2003.  During the second quarter of 2003, the Company sold a vacant parcel of land adjacent to its headquarters.

(2) EBITDA is defined as earnings before effect of interest, income taxes, depreciated and amortization.  EBITDA is presented here because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness.  However, EBITDA should not be considered as an alternative to net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.  The Company's measure of EBITDA may not be comparable to similarly titled measures reported by other companies.

(3) The three months ended December 31, 2003 and the three and twelve months ended December 31, 2002 diluted earnings per share calculations do not include the assumed conversion of the Company's
    7 1/2% convertible subordinated notes, as the effect is antidilutive.

    The date of this Supplement is April 12, 2004.